                                                                 January 6, 2006

VIA EDGAR TRANSMISSION
----------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:      The Major Automotive Companies, Inc.
         Preliminary Transaction Statement on Schedule 13E-3
         Filed October 14, 2005
         File No. 5-54143
         Preliminary Proxy Statement on Schedule 14A
         Filed October 14, 2005
         File No. 0-29182

Ladies and Gentlemen:

     On behalf of The Major Automotive Companies, Inc. (the "Company"), we are
hereby filing with the Securities and Exchange Commission (the "Commission")
Amendment No. 2 to the Company's (i) Preliminary Transaction Statement on
Schedule 13E-3 and (ii) Preliminary Proxy Statement on Schedule 14A
(collectively the "Amendments"), as initially filed with the Commission on
October 14, 2005. We are delivering clean and marked courtesy copies of the
Amendments to each of Mr. Pradip Bhaumik and Ms. Mara Ransom of the Commission.

     Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated December 22, 2005 from H.
Christopher Owings, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

SCHEDULE 13E-3
--------------

     1.   Please refer to comment 29 in our letter dated December 15, 2005. We have reviewed the materials you have provided in response to this comment and, as previously requested, believe that you should file the materials as an exhibit to the Schedule 13E-3 as these materials appear to be materially related to the transaction.

     Response: In response to this comment, we have included the requested materials as an exhibit to the Schedule 13E-3.

Securities and Exchange Commission
January 6, 2006

SCHEDULE 14A
------------

     Summary Term Sheet, page i
     --------------------------

     2.   You have included on pages ii-iii disclosure on the effects of the reverse stock split. Please provide a similar disclosure on the effect of the forward stock split that immediately follows so that readers can appreciate why you are recommending that they vote in favor of effectuating it.

     Response: We have complied with the Commission's comment and have revised our disclosure in the Summary Term Sheet.

     Special Factors, page 1
     -----------------------

     Purpose of the Transaction, page 1
     ----------------------------------

     3.   You mention that the Company's inability to take advantage of the benefits of being a public company is due to the limited liquidity and low market price of your common stock. Please revise this discussion to address briefly how the limited liquidity and low market price of your common stock arose so that shareholders can appreciate whether or not the benefits of being a public company were accessible to you at any point in the Company's history.

     Response: In response to this comment, we have complied with the
Commission's comment by revising the language in "Purpose of the Transaction"
section of Special Factors, which is now on page 1.

     Alternatives to the Transaction, page 1
     ---------------------------------------

     4.   Please refer to comment 21 in our letter of December 16, 2005. We note that you prepared a number of memoranda describing to your board various methods by which you could go private. Please elaborate on the methods the memoranda considered and provide the reasons why each was rejected in favor of your present method, if different from what you have already disclosed.

     Response: In response to this comment, please note that the memoranda were prepared by counsel to the company and not management. We respectfully submit that the substantial and detailed disclosure regarding alternatives to the
Transaction already elaborates on the methods considered and the reasons why each was rejected.

     Fairness of the Transaction, page 8
     -----------------------------------

     5.   Please refer to comment 40 in our letter dated December 16, 2005. We note your reference to Liquidation Value in the context of your discussion of Going Concern Value where you

Securities and Exchange Commission
January 6, 2006

          indicate that liquidation value is "unlikely to equal or exceed the going concern value." Please revise to provide the basis for your belief.

     Response: In response to this comment, we have revised the disclosure to address this comment in "Fairness of the Transaction" in a new paragraph appearing under the heading "Liquidation Value" on page 9.

     6.   See the discussion that appears under Going Concern Value. We note your indication in the first sentence of this discussion that the
          Special Committee "considered the going concern value" of the Company, however, the balance of the discussion would appear to indicate that the Special Committee relied upon Empire's analysis of going concern and did not conduct their own. If the Special Committee did not independently analyze this factor in support of their fairness determination, they must, in the alternative, expressly adopt the analysis of Empire. This comment also applies to the discussion under
          Book Value. Please revise.

     Response: In response to this comment, we have complied with the
Commission's comment by revising the noted disclosure.

     Appendix D, Fairness Opinion of Empire Valuation Consultants, LLC
     -----------------------------------------------------------------

     7.   Please refer to comment 59 in our letter dated December 16, 2005. We note Empire's explanation why it considers limiting reliance of shareholders on its opinion to be appropriate. However, we are still inclined to the view that the present disclaimer by Empire regarding shareholders' right to rely on its fairness opinion is inappropriate and, therefore, should be deleted. Alternatively, you must add an explanation clarifying the following in the proxy statement:

          o the basis for Empire's belief that your shareholders cannot rely on its opinion, including whether it intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

          o whether the governing state law has addressed the availability of such defense to Empire in connection with such shareholder claim, and if not, please add a statement that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

          o that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of your board of directors under governing state law, or the rights and responsibilities of the board or Empire under the federal securities laws.

          Response: In response to this comment, Empire has deleted the requested language from the Fairness Opinion.

Securities and Exchange Commission
January 6, 2006

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following parties:

                             MITCHELL LITTMAN, ESQ.
                             MARK F. COLDWELL, ESQ.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990

                                        Very truly yours,

                                        /S/ BRUCE BENDELL

                                        Bruce Bendell, Chief Executive Officer

cc:  Securities and Exchange Commission
     ----------------------------------

     Pradip Bhaumik, Esq.
     Mara Ransom

     The Major Automotive Companies, Inc.
     ------------------------------------

     Alan Pearson
     Eric Keltz, Esq.
     Richard L. Feinstein

     Littman Krooks LLP
     ------------------

     Mitchell Littman, Esq.